Exhibit 19.1

APPENDIX D to Code of Business Conduct and Ethics

STATEMENT OF POLICY ON INSIDER AND PERSONAL TRADING

OF

TEUCRIUM COMMODITY TRUST

AND

TEUCRIUM TRADING, LLC

Adopted November 9, 2010

Introduction

This memorandum sets forth the policy against insider trading of Teucrium Trading, LLC (the “Company”), Teucrium Commodity Trust (the “Trust”) and the series of the Trusts for which the Company acts as sponsor (the “Funds”).  The objective of this policy is to protect you, the Company, the Trusts and the Funds from securities law violations, or even the appearance thereof.  All Class A members of the Company and all officers and employees (including temporary employees) of the Company, the Trusts and the Funds (collectively, “Covered Persons”) must comply with this policy. All Covered Persons of Teucrium Trading LLC are considered Supervised Persons and Access Persons of the Registered Investment Adviser, Teucrium Investment Advisors LLC, and therefore must also comply with any additional restrictions, obligations, and requirements outlined in the Code of Ethics established by the Adviser.

It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, nonpublic information.  It is also illegal to communicate (or “tip”) material, nonpublic information to others who may trade in securities on the basis of that information.  These illegal activities are commonly referred to as “insider trading.”

Potential penalties for insider trading violations include imprisonment, civil fines of a multiple of the profit gained or loss avoided by the trading, and criminal fines.  In addition, a company whose director, officer or employee violates the insider trading prohibitions may be liable for significant civil fines based on the profit gained or loss avoided as a result of the director, officer or employee’s insider trading violations.

It may also be a violation of law for Covered Persons to engage in transactions in instruments that may be purchased for the Funds so as to attempt to profit as a result of a Fund’s transactions, even where the trading is not based on material, nonpublic information.  For example, personal transactions in futures contracts could be impermissible if entered into in an attempt to take advantage of possible movements in the prices of such futures contracts resulting from a Fund’s transactions, even if the need for the Fund to enter into such transactions is public information.

A Covered Person’s failure to comply with this policy may subject such person to sanctions imposed by the Company or the Trusts, including dismissal for cause, whether or not such Covered Person’s failure to comply with this policy results in a violation of law.

You are encouraged to ask questions and seek any follow-up information that you may require with respect to the matters set forth in this policy.  Please direct your questions to the Chief Executive Officer (“CEO”).

Statement of Policy

It is the policy of the Company and the Trusts that no Covered Person who is aware of material nonpublic information relating to a Fund, the Trusts or the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of any Fund to which such information relates (other than pursuant to a pre-approved trading plan that complies with Rule 10b5-1 of the Securities Exchange Act of 1934), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside of the Company or Trusts, including family and friends.

In addition, it is the policy of the Company and the Trusts that no Covered Person who, in the course of working for the Company or the Trusts, learns of material nonpublic information about a company with which the Company or the Trusts does business, including a service provider for the Funds, may trade in that company’s securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from the policy.  The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided.

It is also the policy of the Company and the Trusts that no Covered Person may, directly or through family members or other persons or entities, buy or sell any derivative instrument, including any futures contract, relating to any commodity that may be invested in by a Fund, or any derivative instrument relating to a commodity the price of which is typically closely related to that of a commodity that may be invested in by a Fund (collectively, “Restricted Commodity Interests”) so as to attempt to profit from the effects of actual or expected Fund transactions.

What information is material?  All information that an investor might consider important in deciding whether to buy, sell, or hold securities is considered material.  Information that is likely to affect the price of a company’s securities is almost always material.  Examples of some types of material information in the context of a typical publicly traded company include:

●	financial results or expectations for the quarter or the year;
●	financial forecasts;
●	changes in dividends;
●	possible mergers, acquisitions, joint ventures and other purchases and sales of companies and investments in companies;
●	changes in customer relationships with significant customers;
●	obtaining or losing important contracts;
●	important product developments;
●	major financing developments;
●	major personnel changes; and
●	major litigation developments.

While some information of this nature may be material for the Funds, the facts that: (1) a Fund’s share price in secondary market trading is expected to closely track its Net Asset Value per share; and (2) the Funds attempt to track (rather than outperform) the performance of their benchmarks will presumably tend to limit the materiality of the types of information above.  However, information about the market for Fund shares, including potential creations and redemptions by authorized purchasers and authorized purchasers’ efforts to sell Fund shares to or buy Fund shares from investors, is likely material in the context of a Fund.

What is nonpublic information?  Information is considered to be nonpublic unless it has been effectively disclosed to the public.  Examples of public disclosure include public filings with the Securities and Exchange Commission and press releases issued by any Fund, the Trusts or the Company.  Not only must the information have been publicly disclosed, but there must also have been adequate time for the market as a whole to digest the information.  Although timing may vary, depending upon the circumstances, a good rule of thumb is that information is considered nonpublic until the third business day after public disclosure.

What transactions are prohibited?  When you know material, nonpublic information about any Fund or during any Blackout Period, you, your spouse and members of your immediate family living in your household are prohibited from the following activities:

●	trading in such Fund’s securities (including trading in puts and calls for such Fund’s securities);
●	having others trade for you in such Fund’s securities; and
●	disclosing the information to anyone else who might then trade.

Neither you nor anyone acting on your behalf nor anyone who learns any information from you (including your spouse and family members) can trade.  This prohibition continues whenever and for as long as you know material, nonpublic information and during any Blackout Period.

Although it is most likely that any material, nonpublic information you might learn would be about the Funds or its affiliates, these prohibitions also apply to trading in the securities of any company, including Fund service providers and transaction counterparties, about which you have material, nonpublic information.

Transactions by Family Members.  As noted above, this policy applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the securities of any Fund or in Restricted Commodity Interests are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade).  You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade.

Rule 10b5-1 Trading Plan.  Notwithstanding the legal prohibitions against insider trading, Rule 10b5-1 of the Securities Exchange Act of 1934 and this policy permit Covered Persons to trade in the Funds’ securities regardless of their awareness of inside information if the transactions are made pursuant to a pre-arranged trading plan that was entered into when the Covered Person was not in possession of material nonpublic information and so long as no transaction occurs during any Blackout Period.  This policy requires trading plans to be written and to specify the amount of, date on which, and price at which the securities are to be traded or establish a formula for determining such items.  A Covered Person who wishes to enter into a trading plan must submit the trading plan to the CEO for its approval prior to the adoption or amendment of the trading plan.  A trading plan may be amended or replaced only during periods when this policy permits a trading plan to be adopted.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any Covered Person to engage in short-term or speculative transactions in the Funds’ securities.  It therefore is the policy of the Company and the Trusts that Covered Persons may not engage in any of the following transactions:

Short-Term Trading.  A Covered Person’s short-term trading of the securities of a Fund may be distracting to such Covered Person, may unduly focus the Covered Person on such Fund’s short-term market performance instead of its long-term objectives, and can create the impression that the Covered Person is trading based on inside information or for impermissible purposes.  For these reasons, any Covered Person who has purchased securities of any Fund in the open market may not sell any of such Fund’s securities, or who has sold securities of any Fund in the open market may not purchase any of such Fund’s securities, during the six months following the purchase or sale.  Class A members and officers of the Company should also consult the Company’s Compliance Program under Section 16 of the Securities Act for SEC filing requirements and requirements relating to the disgorgement of profits from short-term trading in Fund shares.

There are currently no short-term trading restrictions or Blackout Periods with respect to Restricted Commodity Interests.  However, it is the Company’s policy to reassess whether the absence of such restrictions continues to be appropriate with respect to any Fund when the net assets of the Fund reach $100 million, and in $100 million increments thereafter.  (Covered Persons are cautioned, however, that the pre-clearance procedures of this Statement of Policy apply to transactions in Restricted Commodity Interests.)

Short Sales.  Short sales of the securities of Fund evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in such Fund or its short-term prospects.  In addition, short sales may provide the seller with an incentive to minimize a Fund’s performance.  For these reasons, short sales of securities of the Funds are prohibited by this policy.  In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors from engaging in short sales.

Options.  A transaction in options is, in effect, a bet on the short-term movement of the shares of a Fund or commodity prices.  Accordingly, for the same reasons that short-term trading in Fund shares is prohibited, transactions in puts or call options on Fund shares and Restricted Commodity Interests are prohibited by this policy.

Margin Accounts and Pledges.  Securities held in a securities margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities pledged (or hypothecated) as collateral for a loan or used as margin for commodity interest transactions may be sold if the borrower defaults.  Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in a Fund’s securities, Covered Persons are prohibited from holding securities of any Fund in a margin account, pledging the securities of any Fund as collateral for a loan, or using the securities of any Fund as margin or collateral for commodity interest transactions.  An exception to this prohibition may be granted where a person wishes to pledge the securities of a Fund as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.  Any Covered Person who wishes to pledge the securities of a Fund as collateral for a loan must submit a request for approval to the CEO at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

Post-Termination Transactions

The policy continues to apply to your transactions in the securities of the Funds and Restricted Commodity Interests even after you have terminated employment with the Company or the Trusts.  For example, if you are in possession of material nonpublic information when your employment terminates or such termination occurs during any Blackout Period, you may not trade in the securities of any Fund to which that information relates until that information has become public or is no longer material or until such Blackout Period has concluded.

Unauthorized Disclosure

As discussed above, the disclosure of material, nonpublic information to others can lead to significant legal difficulties.  Therefore, you should not discuss material, nonpublic information about any Fund with anyone, including other employees of the Company or the Trusts, except as required in the performance of your regular duties.

Also, it is important that only specifically designated representatives of the Company and the Trusts discuss the Funds with the news media, securities analysts, and investors.  Inquiries of this type received by any employee of the Company, or the Trusts should be referred to the CEO of the Company.

Pre-Clearance Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information or for impermissible purposes, Covered Persons, and any other persons designated by CCO as being subject to these pre-clearance procedures, together with their family members, may not engage in any transaction involving the securities of any Fund (including a stock plan transaction such as an option exercise, gift, loan or pledge or hedge, contribution to a trusts, or any other transfer) or in any Restricted Commodity Interests without first obtaining pre-clearance of the transaction from the CCO. CCO is the CFO and CCO of the Registered Investment Adviser responsible for administering the Registered Investment Adviser’s Compliance Program.

Requests for pre-clearance should be submitted through Hadrius, an online compliance management software. The CCO, or an appropriate designee, will normally approve or deny any such request within two business days after receipt of the request, and any approval will remain in effect for forty-eight (48) hours from the date and time of approval.  CCO is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.

Any person subject to the pre-clearance requirements who wishes to implement a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 must first pre-clear the plan with the CCO.  As required by Rule 10b5-1, you may enter into a trading plan only when you are not in possession of material nonpublic information.  Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

A pre-clearance request by CCO must be submitted through Hadrius and reviewed and approved by another designated individual with appropriate authority.

Blackout Periods

A reference in this policy to a “Blackout Period” includes both a Roll Blackout Period and an Event-Specific Blackout Period.

Roll Blackout Periods.  A number of times each year, each Fund “rolls” certain of its positions by closing, or selling, positions and reinvesting the proceeds from closing those positions in new positions.  The roll for each Fund may take place over a period of several days.  The “Roll Blackout Period” begins two business days before the roll commences for a Fund and ends two business days after the roll for such Fund has been completed.  During a Roll Blackout Period for a Fund, no Covered Person may trade in the securities of such Fund. Such persons will be notified in advance of the dates of any Roll Blackout Periods.

Event-Specific Blackout Periods.  From time to time, an event may occur that is material to a Fund and is known by only a few Covered Persons.  For the period during which the event remains material and nonpublic (an “Event-Specific Blackout Period”), Covered Persons and such other persons as are designated by the CEO may not trade in the applicable Fund’s securities.  The existence of an Event-Specific Blackout Period will not be announced, other than to those who are aware of the event giving rise to the blackout.  If, however, a person whose trades are subject to pre-clearance requests permission to trade during an Event-Specific Blackout Period, the CEO will inform the requester of the existence of a Blackout Period, without disclosing the reason for the blackout.  Any person made aware of the existence of an Event-Specific Blackout Period should not disclose the existence of the Blackout Period to any other person.  The failure of the CEO to designate a person as being subject to an Event-Specific Blackout Period will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Hardship Exceptions.  A person who is subject to a Roll Blackout Period and who has an unexpected and urgent need to sell shares of any Fund in order to generate cash may, in appropriate circumstances, be permitted to sell such shares during a Roll Blackout Period.  Hardship exceptions may be granted only by the CEO.  Under no circumstance will a hardship exception be granted during an Event-Specific Blackout Period.

Questions about this Policy

Compliance by all Covered Persons with this policy is of the utmost importance for you and for the Company, the Trusts and the Funds.  If you have any questions about the application of this policy to any particular case, please immediately contact the CEO.

Your failure to observe this policy could lead to significant legal problems, as well as other serious consequences, including termination of your employment.